FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 28, 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-178015 and 333-178015-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

In connection with the issuance by Syngenta Finance N.V. of (i) US$500,000,000 aggregate principal amount of its 3.125% Notes due March 28, 2022 and (ii) US$250,000,000 aggregate principal amount of its 4.375% Notes due March 28, 2042, each of which are guaranteed by Syngenta AG, the company is filing the following opinions of counsel solely for incorporation into its Registration Statement on Form F-3 (File Nos. 333-178015 and 333-178015-01):

Exhibit	Document

5.1	Opinion of Homburger AG.
5.2	Opinion of Davis Polk & Wardwell LLP.
5.3	Opinion of De Brauw Blackstone Westbroek London B.V..

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	March 28, 2012	By:	/s/ John Ramsay
			Name:	John Ramsay
			Title:	Chief Financial Officer

		By:	/s/ Nicolas Zuercher
			Name:	Nicolas Zuercher
			Title:	Group Treasurer